UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GULF ISLAND FABRICATION, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

402307102
(CUSIP Number)

Garrett Lynam
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
(203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 402307102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,192,253 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,192,253 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,192,253 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON
OO

(1)          See Item 2 and Item 5.

(2)          This calculation is rounded to the nearest tenth and is based upon 15,043,068 shares of common stock outstanding as of March 9, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 22, 2018 (File No.: 001-34279).

CUSIP No. 402307102	SCHEDULE 13D	Page 3 of 6 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on March 22, 2018 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”).  The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph in the response to Item 3 of the Original Schedule 13D is hereby amended and restated to read as follows:

As of April 6, 2018, the Reporting Person had purchased an aggregate of 1,192,253 Shares over the course of various prior purchases totaling approximately $13 million.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of the response to Item 4:

As disclosed in the Original Schedule 13D, the Reporting Person’s representatives (specifically, Robert Averick) intend to have discussions with the Issuer’s representatives regarding, among other things, board composition, size and expenses.

On April 4, 2018, the Reporting Person proposed to certain representatives of the Issuer that (i) the Issuer’s board of directors (the “Board”) be reduced in size; (ii) the Issuer continue to compensate directors using a combination of cash and equity-based incentive compensation, but reduce the aggregate amount paid to each director; and (iii) the Reporting Person be invited by the Issuer to nominate two yet-to-be-identified individuals to serve as directors on the Board.  The Reporting Person and its representatives are willing to work constructively with management and the Board of the Issuer to explore these proposals in further detail.

CUSIP No. 402307102	SCHEDULE 13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]

(a) and (b)	Sole Voting Power	1,192,253	7.9%

	Shared Voting Power	-0-	0%

	Sole Dispositive Power	1,192,253	7.9%

	Shared Dispositive Power	-0-	0%

	Aggregate Voting and Dispositive Power	1,192,253	7.9%

(c)
Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth below. All such transactions were effected in the open market through various brokerage entities, and the reported price per share excludes brokerage commissions.  The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Max Price Per Share ($)	Min Price Per Share ($)
4/2/2018	26,100	7.1448	7.2000	7.1000
4/3/2018	5,600	7.2026	7.2500	7.0750
4/4/2018	17,422	7.6214	7.8000	7.4500
4/5/2018	49,013	7.9949	8.0000	7.7500
4/6/2018	22,418	8.0007	8.0250	7.9750

[1]
The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino.  The Reporting Person is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person’s investment in the Shares. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person reporting on this Schedule 13D.

[2]
This calculation is rounded to the nearest tenth and is based upon 15,043,068 shares of common stock outstanding as of March 9, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed on March 22, 2018 (File No.: 001-34279).

CUSIP No. 402307102	SCHEDULE 13D	Page 5 of 6 Pages

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported on this Schedule 13D.

(e)	Not applicable.

CUSIP No. 402307102	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

	By:	/s/ Douglas Kline
Douglas Kline
Chief Operating Officer